OSISKO ANNOUNCES THE ELECTION OF ITS BOARD OF DIRECTORS

(Montréal, May 5, 2017) Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX) (OR: NYSE) announces that, at the annual and special meeting of shareholders held on May 4, 2017, each of the 10 nominees listed in the management information circular filed on April 10, 2017 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.

Based on the proxies received and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Name of Nominee	Votes cast FOR	% of votes cast FOR	WITHHELD	Percentage (%) WITHHELD
Françoise Bertrand	76,792,344	99.68	249,833	0.32
Victor H. Bradley	74,614,649	96.85	2,427,528	3.15
John Burzynski	76,220,743	98.93	821,434	1.07
Christopher C. Curfman	76,916,966	99.84	125,211	0.16
Joanne Ferstman	75,133,009	97.52	1,909,168	2.48
André Gaumond	76,957,990	99.89	84,187	0.11
Pierre Labbé	75,562,437	98.08	1,479,740	1.92
Charles E. Page	76,508,504	99.31	533,673	0.69
Jacques Perron	76,958,783	99.89	83,394	0.11
Sean Roosen	73,964,522	96.01	3,077,655	3.99

Appointment of Auditors

Based on the proxies received and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	% of votes cast FOR	WITHHELD	Percentage (%) WITHHELD
Appointment of Auditor	82,002,953	99.73	221,249	0.27

Approval of the Unallocated options under the Stock Option Plan

Based on the proxies received and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve all unallocated options under the Corporation’s Stock Option Plan, the results are as follows:

RESOLUTION No3	Votes cast FOR	% of votes cast FOR	AGAINST	Percentage (%) AGAINST
Ordinary Resolution for the approval of the unallocated options under the Stock Option Plan	69,099,713	89.69	7,942,462	10.31

Approval of the Amended and Restated Shareholder Rights Plan

Based on the proxies received and the votes on a show of hands with respect to the adoption of an ordinary resolution for the approval of the Amended and Restated Shareholder Rights Plan, the results are as follows:

RESOLUTION No4	Votes cast FOR	% of votes cast FOR	AGAINST	Percentage (%) AGAINST
Ordinary Resolution for the approval of the Amended and Restated Shareholder Rights Plan	72,196,093	93.71	4,846,083	6.29

Advisory Resolution on Executive Compensation

Based on the proxies received and the votes on a show of hands with respect to the adoption of an advisory resolution on executive compensation, the results are as follows:

RESOLUTION No5	Votes cast FOR	% of votes cast FOR	AGAINST	Percentage (%) AGAINST
Advisory Resolution on Executive Compensation	72,611,093	94.25	4,431,083	5.75

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position with cash resources of $423.6 million at March 31, 2017 and has distributed $35.1 million in dividends to its shareholders during the past ten consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 35.2% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com